Asset Value	As of N/A

NET ASSET VALUE	NAV DAILY CHANGE
$0.00	$0.00

Investment Objective

The fund seeks long-term capital growth through investments in crypto assets.

The T. Rowe Price Active Crypto ETF is not an investment company registered under the Investment Company Act of 1940 and therefore is not subject to the same regulatory requirements as mutual funds or ETFs registered under the Investment Company Act of 1940. The Trust is not a commodity pool for purposes of the Commodity Exchange Act. Before making an investment decision, you should carefully consider the risk factors and other information included in the prospectus.

Strategy

To meet the Fund's investment objective, the Fund will employ an active investment strategy by primarily investing in a diversified basket of crypto assets, under normal market conditions. The Fund will invest in crypto assets through a fundamentally informed model-based process and will take an active view on specific crypto assets based on criteria such as fundamentals, valuation, and momentum, within a disciplined risk-based framework. The Fund primarily invests in crypto assets that meet the Fund's eligibility criteria (each an "Eligible Asset"). Under normal circumstances, the Fund is expected to hold between five and fifteen (5-15) crypto assets; however, the Fund may hold more or less at any time. The Fund may also hold cash, cash equivalents, and stablecoins to cover expenses, buy crypto assets, and allow for efficient trading. The Fund will not invest in any asset considered a security under the federal securities laws, at any time. See the prospectus for full strategy details.

Risks

All investments are subject to market risk, including the possible loss of principal. The Eligible Assets have a relatively limited history of existence and operations compared to traditional commodities. There is a limited established performance record for the price of the assets and, in turn, a limited basis for evaluating an investment. Crypto assets (including the Eligible Assets) have experienced periods of extreme price volatility and their prices may be influenced by, among other things, trading activity and regulatory scrutiny of crypto trading platforms due to fraud, failure, security breaches or otherwise. To the extent that the Fund trades Eligible Assets on crypto platforms and other trading venues, these crypto trading platforms are relatively new. In addition, crypto trading platforms may be lightly regulated, unregulated, or may be non-compliant with existing and applicable regulations in one or more jurisdictions in which they operate. A market disruption, such as a government taking regulatory or other actions that disrupt the crypto asset market, can also make it difficult to liquidate a position. Crypto asset markets in the U.S. exist in a state of regulatory uncertainty, and adverse legislative or regulatory developments could significantly harm the value of the Eligible Assets or the Shares. Regulatory developments such as by banning, restricting or imposing onerous conditions or prohibitions on the use of crypto assets, mining activity, digital wallets, the provision of services related to trading and custody of crypto assets, the operation of the Eligible Asset Networks, or the crypto asset markets generally may adversely impact the value of the Eligible Assets and, therefore, of the Fund. See the prospectus for more detail on the fund's principal risks.

This fund is new, so its Average Annual Returns information isn't available yet. When it becomes available, it will display automatically.

Performance

Current performance may be lower or higher than the quoted past performance, which cannot guarantee future results. Share price, principal value, and return will vary and vou may have a gain or loss when you sell your shares.

View benchmark definitions

This fund is new, so its Performance Comparison Chart information isn't available yet. When it becomes available, it will display automatically.

Portfolio

Ratings & Risks

Past performance is not a guarantee of future results.

Days at Premium/Discount to Nav
Quaterly (as of 7/08/2026)

Premium and Discount table

	Calendar Year 2025	Q1 2026	Q2 2026	Q3 2026	Q4 2026
Days traded at premium	15	56	18	-- --	-- --
Days traded at discount	0	3	5	-- --	-- --

The above chart presents information about the difference between the daily market price for shares of the ETP and the ETP's net asset value. The market price is determined using the midpoint of the bid/ask spread at market close (typically, 4 p.m. ET). The vertical axis of the chart shows the premium or discount expressed in basis points (bps). If the fund's market price exceeds its NAV, it is trading at a premium and is represented by a positive value. If the fund's market price is below the NAV, the ETP is trading at a discount and is represented by a negative value. This value is recorded dally over the time period displayed along the horizontal axis.

View Current Data

Prices & Market Data

Past performance is not a guarantee of future results.

Price	As of N/A
	Market Price	NAV
52 Week High	-- --	-- --
52 Week Low	-- --	-- --
ETF
30 Day Median Bid/Ask Spread		N/A

Market Data	As of N/A
NAV (%) changed	-- --
NAV ($)	-- --
iNAV	TKNZ.IV
Closing Market Price as of N/A	-- --
Closing Market Price % Change	-- --
Total Net Assets	-- --
Premium/Discount to NAV	-- --
Shares Outstanding	N/A
Previous Day Trading Volumes (Shares)	N/A

Expenses
Expenses
Gross Expense Ratio	0.90%
Net Expense Ratio	0.75%
Expense Waiver Type	Contractual
Expense Limitation Expires	N/A
The T. Rowe Price Active Crypto ETF’s only ordinary recurring expense is the Sponsor's annual management fee applied to the NAV of the fund. The Expense Ratios shown in the columns above for T. Rowe Price Active Crypto ETF reflect the sponsor’s annual management fee as of the most recent prospectus.

Resources

Prospectus	10-Q Filings

8-K Filings	Qualified Notice

10-K Filings

See Glossary for details on all data elements

ETFs/ETPs are bought and sold at market prices, not NAV. Investors generally incur the cost of the spread between the prices at which shares are bought and sold. Buying and selling shares may result in brokerage commissions which will reduce returns.

Because the Fund's shares are traded in the secondary market, a broker may charge a commission to execute a transaction in Shares, and an investor also may incur the cost of the spread between the price at which a dealer will buy Shares and the somewhat higher price at which a dealer will sell Shares.

T. Rowe Price Active Crypto ETF is organized as a Delaware statutory trust. The sponsor of the Trust is T. Rowe Price Sponsor LLC (the 'Sponsor’). T. Rowe Price Investment Services, Inc. ('TRPIS') serves as the distributor of the Trust.

All investments are subject to market risk, including the possible loss of principal. Standard deviation of returns, a measure of price volatility, is one measure of risk. Please consult the funds' prospectuses for a more complete discussion of the funds’ risks.

5716171

INVEST WITH CONFIDENCE®

We're driven by our purpose: To identify and actively invest in opportunities to help people thrive in an evolving world.

Company

- Company Overview
- Careers
- Newsroom
- Investor Relations
- Responsibility

Privacy & Legal

- U.S. and Canada Privacy Notice
- Terms of Use
- Security Measures
- Form CRS
- Accessibility Statement

Personal Investing

- Site Map
- Mobile App
- Contact Us
- Customer Agreement
- Glossary
- Market Data Disclosure

Find us on: Facebook X YouTube LinkedIn Instagram

Do Not Sell or Share My Personal Information

The funds referred to in this website are offered and sold only to persons residing in the United States and are offered by prospectus only. The prospectuses include investment objectives, risks, fees, expenses, and other information that you should read and consider carefully before investing. T. Rowe Price Investment Services, Inc. ("TRPIS") is a broker-dealer registered with the SEC and is Member FINRA and Member SIPC. T. Rowe Price Associates, Inc. ("TRPA") and T. Rowe Price Investment Management, Inc. ("TRPIM"), registered with the SEC, are investment advisers to T. Rowe Price strategies, ETFs and mutual funds. TRPIS, TRPA and TRPIM are subsidiaries of T. Rowe Price Group, Inc.

Download a mutual fund prospectus or ETF prospectus.

Check the background of this firm on FINRA's BrokerCheck.

© 2026 T. Rowe Price. All Rights Reserved. T. ROWE PRICE, INVEST WITH CONFIDENCE, the Bighorn Sheep design, and related indicators are trademarks of T. Rowe Price Group, Inc. All other trademarks are the property of their respective owners. Use does not imply endorsement, sponsorship, or affiliation of T. Rowe Price with any of the trademark owners.